CUSIP No.00753U102                                            Page 1 of 19 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                         ADVANCED MATERIALS GROUP. INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00753U102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                VC HOLDINGS, INC.
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 867-3800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)

                                  July 23, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement.[_]

CUSIP No.00753U102                                            Page 2 of 19 Pages

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     TRILON DOMINION PARTNERS, L.L.C.
     13-838873
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)      [ ]
                                                            (B)      [X]

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     WC
     ---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
     ---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
     ---------------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER                            - 0 -
SHARES                                                        ------------------
BENEFICIALLY      8.  SHARED VOTING POWER                       2,565,807
OWNED BY                                                      ------------------
EACH              9.  SOLE DISPOSITIVE POWER                       - 0 -
REPORTING                                                     ------------------
PERSON WITH       10. SHARED DISPOSITIVE POWER                  2,565,807
                                                              ------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,565,807
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]
     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.8%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     OO
     ---------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.00753U102                                            Page 3 of 19 Pages

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     VC HOLDINGS, INC.
     13-3838864
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)      [ ]
                                                            (B)      [X]
     ---------------------------------------------------------------------------

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     ---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
     ---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
     ---------------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER                             - 0 -
SHARES                                                        ------------------
BENEFICIALLY      8.  SHARED VOTING POWER                     2,565,807
OWNED BY                                                      ------------------
EACH              9.  SOLE DISPOSITIVE POWER                        - 0 -
REPORTING                                                     ------------------
PERSON WITH       10. SHARED DISPOSITIVE POWER                2,565,807
                                                              ------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,565,807
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]
     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.8%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     CO
     ---------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.00753U102                                            Page 4 of 19 Pages

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     RONALD W. CANTWELL
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)      [ ]
                                                            (B)      [X]
     ---------------------------------------------------------------------------

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     ---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
     ---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States Citizen
     ---------------------------------------------------------------------------

NUMBER OF         7.  SOLE VOTING POWER                             - 0 -
SHARES                                                        ------------------
BENEFICIALLY      8.  SHARED VOTING POWER                     2,565,807
OWNED BY                                                      ------------------
EACH              9.  SOLE DISPOSITIVE POWER                        - 0 -
REPORTING                                                     ------------------
PERSON WITH       10. SHARED DISPOSITIVE POWER                2,565,807
                                                              ------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,565,807
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]
     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.8%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     IN
     ---------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.00753U102                                            Page 5 of 19 Pages

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     DOMINION CAPITAL, INC.     54-1348068
     54-480682
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)      [ ]
                                                            (B)      [X]
     ---------------------------------------------------------------------------

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     ---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
     ---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
     ---------------------------------------------------------------------------


NUMBER OF         7.  SOLE VOTING POWER                             - 0 -
SHARES                                                        ------------------
BENEFICIALLY      8.  SHARED VOTING POWER                           - 0 -
OWNED BY                                                      ------------------
EACH              9.  SOLE DISPOSITIVE POWER                        - 0 -
REPORTING                                                     ------------------
PERSON WITH       10. SHARED DISPOSITIVE POWER                      - 0 -
                                                              ------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     - 0 -
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                               [X]
     See Item 5
     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     CO
     ---------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.00753U102                                            Page 6 of 19 Pages

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     DOMINION RESOURCES, INC.
     54-1229715
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)      [ ]
                                                            (B)      [X]
     ---------------------------------------------------------------------------

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     ---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
     ---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
     ---------------------------------------------------------------------------


NUMBER OF         7.  SOLE VOTING POWER                             - 0 -
SHARES                                                        ------------------
BENEFICIALLY      8.  SHARED VOTING POWER                           - 0 -
OWNED BY                                                      ------------------
EACH              9.  SOLE DISPOSITIVE POWER                        - 0 -
REPORTING                                                     ------------------
PERSON WITH       10. SHARED DISPOSITIVE POWER                      - 0 -
                                                              ------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     - 0 -
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                               [X]
     See Item 5
     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     HC
     ---------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.00753U102                                            Page 7 of 19 Pages

                         Amendment No. 4 to Schedule 13D
                         -------------------------------

         Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Act"), this is the first electronic amendment to a paper format
Schedule 13D originally filed by Dominion Resources, Inc., a Virginia corporation ("Resources"), and Dominion Capital, Inc., a Virginia corporation ("Capital"), dated April 6, 1994 (the "Original Statement"), as amended and supplemented by as amended and supplemented by (i) Amendment No. 1 dated April 11, 1994 ("Amendment No. 1"), (ii) Amendment No. 2 dated July 31, 1995 ("Amendment No. 2"), and (iii) Amendment No. 3 dated February 12, 1996 ("Amendment No. 3") and accordingly amends and restates the text of the Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3. However, pursuant to Rule 13d-2(c) this amended and restated Schedule 13D does not set forth the previously filed paper exhibits. This statement (the "Statement") is being filed by Trilon Dominion Partners, L.L.C., a Delaware limited liability company, formerly known as Venture Capital Equities, L.L.C. (the "LLC") pursuant to Rule 13d-2(a) under the Act as a result of the sale by the LLC of part of its position in the Common Stock (as defined below) of the Issuer (as defined below) as more fully described below.

Item 1.  Security and Issuer

         The LLC hereby amends, supplements and restates the statement on
Schedule 13D relating to the common stock (the "Common Stock") of Advanced Materials Group, Inc., a Nevada corporation (the "Issuer"), as originally filed by Resources and Capital.

Item 2.  Identity and Background

         This Statement is being filed by the LLC, VC Holdings, Inc., a Delaware corporation ("VC Holdings"), Ronald W. Cantwell ("Mr. Cantwell"), Capital and Resources.

         The LLC is a Delaware limited liability company. Its principal business address and the address of its principal office is 245 Park Avenue, New York New York 10167. The LLC was formed for the purpose of acquiring a diversified portfolio of venture capital investments. The sole Manager of the LLC is VC Holdings, which wholly owns 100% of the voting Class A membership in the LLC. The only other member of the LLC is Capital, which holds a non-voting Class B membership interest in the LLC.

         VC Holdings is a Delaware corporation, its principal business address and the address of its principal office is 245 Park Avenue, New York, New York 10167. VC Holdings is the sole Manager and the holder of 100% of the voting interests of the LLC and was formed for the purpose of acting in such capacity. Mr. Cantwell is the sole shareholder of VC Holdings.

CUSIP No.00753U102                                            Page 8 of 19 Pages

         Mr. Cantwell is a citizen of the United States. His principal business address and the address of his principal office is 245 Park Avenue, New York, New York 10167. Mr. Cantwell is the President of VC Holdings.

         Capital is a Virginia corporation. Its principal business address and the address of its principal office is 901 East Byrd Street, Richmond, Virginia 23219. Capital was established in 1985 as a subsidiary of Resources to provide investment management services and specialized finance advice to Resources and its other non-regulated subsidiaries. Capital owns a non-voting Class B membership interest in the LLC. Capital is a wholly-owned subsidiary of Resources.

         Resources is a Virginia corporation. Its principal business address and the address of its principal office is 901 East Byrd Street, Richmond, Virginia 23219. Resources is a holding company. Its subsidiaries are principally involved in the electric power business and are also active in the real estate and investment management businesses.

         The directors and executive officers of VC Holdings, Capital and Resources are set forth on Schedules I, II, and III, respectively attached hereto. Schedules I, II and III set forth the following, information with respect to each such person.

           (i) name;

          (ii) business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv) citizenship.

         During the last five years, none of the LLC, VC Holdings, Mr. Cantwell, Capital, Resources or any person named in Schedules I, II or III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The 4,565,807 shares of Common Stock accumulated by the LLC were acquired as follows:

(i) 2,340,000 shares of Common Stock were originally purchased by Capital for an aggregate cash consideration of $1,965,000. The source of such funds was the working

CUSIP No.00753U102                                            Page 9 of 19 Pages

capital of Capital. On June 30, 1995. Capital contributed to the LLC (as part of a specified investment portfolio) the 2,340,000 shares of Common Stock in exchange for a non-voting Class B membership interest in the LLC; and

(ii) 1,260,807 shares of Common Stock were purchased by the LLC at a purchase price of $.5552 per share, for an aggregate purchase price of $700,000, pursuant to a certain Subscription and Investment Representation Agreement, dated December 22, 1995, between the Issuer and the LLC (the "Subscription and Investment Representation Agreement")

         Also referred to in Item 5 below is a warrant to acquire 840,000 shares of Common Stock of the Issuer exercisable until March 24, 1999 at an exercise price of $2.98 per share, a warrant to purchase 35,000 shares of Common Stock of the Issuer exercisable until September 30, 1999 at an exercise price of $0.90 per share, a warrant to purchase 30,000 shares of Common Stock of the Issuer exercisable until December 22, 2000 at an exercise price of $.75 per share and a warrant to purchase 60,000 shares of Common Stock of the Issuer exercisable until December 22, 2000 at an exercise price of $.75 per share. The warrant purchase 840,000 shares and the warrant to purchase 35,000 shares were contributed to the LLC by Capital (as part of a specified investment portfolio) on June 30, 1995. The warrant to purchase 30,000 shares was issued pursuant to a private placement offering on December 22, 1995. The warrant to purchase 60,000 shares was issued pursuant to a certain Amendment No. 2 to Credit Agreement, dated as of December 22, 1995, between the Issuer and the LLC.

Item 4.  Purpose of Transaction.

         The shares referred to in Item 5 below were acquired by the LLC for investment purposes. At any time the LLC may determine to dispose of some or all of its holdings of Common Stock of the Issuer. Any decision by the LLC to dispose of some or all of its holdings of Common Stock of the Issuer will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of the LLC and general economic and market conditions. The LLC has no present intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management. The LLC may, however, determine to seek representation on the Issuer's Board of Directors. In addition, the LLC anticipates discussing with management of the issuer ways to enhance shareholder value. At present, the LLC does not know how such discussions will affect the Issuer's course of conduct with respect to its investment in the Issuer.

         Except as set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any executive officer or director or any of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate

CUSIP No.00753U102                                           Page 10 of 19 Pages

transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.


Item 5.  Interest in Securities of the Issuer.

         (a) Currently, the LLC is the registered and direct beneficial owner of 2,565,807 shares of Common Stock of the Issuer, consisting of (i) 1,600,807 shares owned of record and (ii) Warrants to acquire 840,000, 35,000, 30,000 and 60,000 shares of Common Stock, respectively, which collectively represent, as of July 23, 1997, representing approximately 20.8% of the outstanding shares of Common Stock of the Issuer.

         At the time of the Original Statement, Capital directly owned 3,180,00 shares of Common Stock, consisting of (i) 2,340,000 shares owned of record by Capital and (ii) Warrants to acquire 840,000 shares, constituting approximately 32.04% of the outstanding shares of Common Stock of the Issuer. At the time of Amendment No. 1, Capital directly owned 3,180,00 shares of Common Stock, consisting of (i) 2,340,000 shares owned of record by Capital and (ii) Warrants to acquire 840,000 shares, constituting approximately 32.04% of the outstanding shares of Common Stock of the Issuer. At the time of Amendment No. 2, the LLC directly owned 3,215,000 shares of Common Stock, consisting of (i) 2,340,000 shares owned of record by the LLC and (ii) Warrants to acquire 840,000 and 35,000 shares of Common Stock, respectively, constituting approximately 32.0% of the outstanding shares of Common Stock of the Issuer. At the time of Amendment No. 3, the LLC directly owned 4,565,807 shares of Common Stock, consisting of
(i) 3,600,807 shares owned of record (ii) Warrants to acquire 840,000, 35,000, 30,000 and 60,000 shares of Common Stock, respectively, which collectively represent, as of December 22, 1995 approximately 43.4% of the outstanding shares of Common Stock of the Issuer.

         (b) The LLC has voting and dispositive power with respect to the 2,565,807 shares of Common Stock by virtue of its direct ownership of such shares.

CUSIP No.00753U102                                           Page 11 of 19 Pages


         VC Holdings may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of 100% of the voting interest of the LLC and its status as sole Manager of the LLC.

         Mr. Cantwell may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of his ownership of all of the voting stock of VC Holdings.

         Capital may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership interest in the LLC, which ownership interest entitles Capital to veto (except in certain limited circumstances) any sale of such shares of Common Stock by the LLC for a purchase price below the agreed fair market value of such shares at the time of their contribution to the LLC. Capital disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

         Resources may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of all of the voting stock of Capital. Resources disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

         Except as described herein, none of VC Holdinqs, Mr. Cantwell, Capital, Resources or any other person referred to in Schedules I, II or III attached hereto may be considered direct beneficial owners of shares of Common Stock. None of VC Holdings, Mr. Cantwell, Capital, Resources or any other person referred to in Schedu1es I, II or III has acquired or disposed of any shares of Common Stock during the past sixty days.

         (c) Since filing Amendment No. 3, the LLC sold to the Issuer 2,000,000 shares of Common Stock for an aggregate purchase price of $3,500,000.00.

         (d) Not applicable

         (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         VC Holdings is the owner of a voting Class A membership interest in the LLC, representing 100% of the voting interests of the LLC. VC Holdings is also the sole Manager of the LLC. Capital is the only other member of the LLC and is the owner of a non-voting Class B membership interest. Pursuant to the Operating Agreement for the

CUSIP No.00753U102                                           Page 12 of 19 Pages


LLC, formerly known as Venture Capital Equities, L.L.C., dated as of June 30, 1995, between VC Holdings and Capital (the "Operating Agreement"), a copy of which was filed as Exhibit A to Amendment No. 2, VC Holdings has the full, exclusive and complete power and authority to make all decisions regarding the management and sale of the LLC's investment portfolio (including the shares of Common Stock of the Issuer), except that the consent of Capital is required (except in certain limited circumstances) for the sale of any investment (including the shares of Common Stock) by the LLC for a purchase price below the agreed fair market value of such investment at the time of its contribution to the LLC.

         The foregoing summary of certain provisions of the Operating Agreement is not intended to be complete and is qualified in its entirety by the complete text of such document which is incorporated herein by reference.

         Except as set forth herein, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Schedules I, II or III hereto has any contracts, arrangements, understandings or relationships (lega1 or otherwise) with any person with respect to, any securities of the Issuer, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         "The Subscription and Investment Representation Agreement was entered into between the Issuer and the Mac, pursuant to which, among other things the UC subscribed for and agreed to purchase 1,260,807 shares of Common Stock. A copy of the Subscription and investment Representation Agreement is attached hereto as Exhibit B and is incorporated herein by reference."

Item 7.  Material to be filed as Exhibits.

Exhibit A - Operating Agreement for the LLC, formerly known as Venture Capital
            Equities, L.L.C., dated as of June 30, 1995 filed as an Exhibit to Amendment No. 2.

Exhibit B - Subscription and Investment Representation Agreement dated December
            22, 1995 between Advanced Materials Group, Inc. and Trilon Dominion Partners, L.L.C."

CUSIP No.00753U102                                           Page 13 of 19 Pages
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 15, 1997                             TRILON DOMINION PARTNERS, L.L.C.

                                            By: VC HOLDINGS, Inc., its Manager


                                            By: /s/ Ronald W. Cantwell
                                                --------------------------------
                                            Name: Ronald W. Cantwell
                                            Title: President


                                            VC HOLDINGS, INC.


                                            By: /s/ Ronald W. Cantwell
                                                --------------------------------
                                            Name: Ronald W. Cantwell
                                            Title: President


                                            /s/ Ronald W. Cantwell
                                                --------------------------------
                                            Ronald W. Cantwell


                                            DOMINION CAPITAL, INC.


                                            By: /s/ Daniel A. Hillsman, Jr.
                                                --------------------------------
                                            Name: Daniel A. Hillsman, Jr.
                                            Title: Vice President


                                            DOMINION RESOURCES, INC.


                                            By: /s/ James L. Trueheart
                                                --------------------------------
                                            Name: James L. Trueheart
                                            Title: Vice President and Controller

CUSIP No.00753U102                                           Page 14 of 19 Pages

                                   Schedule I
                                   ----------

         The name and present principal occupation of each of the executive officers and directors of VC Holdings are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address at 245 Park Avenue, New York, New York 10017.


                                                                 Principal
                                    Position with               Occupation
         Name                        VC Holdings                and Address
         ----                       -------------               -----------

Ronald W. Cantwell                  President and                  Same
                                    Director

Jack R. Sauer                       Vice President,                Same
                                    Chief Financial
                                    Officer, Assistant
                                    Secretary, Director

Scott H. Flamm                      Senior Managing                Same
                                    Director

William P. Gendron                  Secretary and                  Same
                                    Treasurer

CUSIP No.00753U102                                           Page 15 of 19 Pages

                                   Schedule II

                       Executive Officers and Directors of
                             Dominion Capital, Inc.

                                                           Principal Occupation
         Name                  Title                           or Employment
         ----                  -----                       ---------------------

Thos. E. Capps                 Director                    See Schedule III

David L. Heavenridge           President, Chief            See Schedule III
                               Executive Officer
                               and Director

Henry C. Riely                 Corporate Secretary         Corporate Secretary
                                                           of Capital; an
                                                           Assistant Corporate
                                                           Secretary of
                                                           Resources and other
                                                           direct and indirect
                                                           subsidiaries of
                                                           Resources

John W. Harris                 Director                    President and
                                                           Managing Partner
                                                           The Harris Group,
                                                           Rotunda Suite 175
                                                           4201 Congress Street
                                                           Charlotte, NC 28209

David A. Wollard               Director                    Retired
                                                           2019 East 3rd Avenue
                                                           Denver, CO 80206

John B. Bernhardt              Director                    See Schedule III

Thomas N. Chewning             Director                    See Schedule III

Frank S. Royal                 Director                    See Schedule III

William T. Roos                Director                    See Schedule III

Daniel A                       Vice President              Vice President of
Hillsman, Jr.                                              Capital

Charles E. Coudriet            Senior Vice                 Senior Vice President
                               President                   of Capital

CUSIP No.00753U102                                           Page 16 of 19 Pages

Donald T. Herrick             Vice President               Vice President of
                                                           Capital

Dennis W. Hedgepeth           Vice President              Vice President and
                              and Treasurer               Treasurer of Capital

Hayden D. McMillian           Senior Vice                 Senior VP and CFO
                              President and CFO           of Capital

Mark P. Mikuta                Vice President              Vice President and
                              and Controller              Controller

S. Dallas Simmons             Director                    See Schedule III

Randolph W. Wyckoff           Senior Vice                 Senior Vice President
                              President                   of Capital

         The business address of each of the foregoing individuals except Messrs. Harris, Wollard, Bernhardt, Royal, Roos and Simmons is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of Messrs. Bernhardt, Royal, Roos and Simmons are set forth under "Principal Occupation or Employment" on Schedule III.

CUSIP No.00753U102                                           Page 17 of 19 Pages

                                 SCHEDULE III

                       Executive Officers and Directors of
                            Dominion Resources, Inc.


                                                           Principal Occupation
         Name                  Title                           or Employment
         ----                  -----                       ---------------------

John B. Adams, Jr.             Director                    President and CEO,
                                                           The Bowman Companies
                                                           One Bowman Drive
                                                           Fredricksburg, VA 22408-7318

Norman B. M. Askew             Executive Vice              Chief Executive
                               President                   East Midlands Electricity, plc
                                                           P.O. Box 444
                                                           Woodyard Lane
                                                           Wallaton, Nottingham, NG8 1EZ

John B. Bernhardt              Director                    Managing Director,
                                                           Bernhardt/Gibson Financial
                                                           Opportunities,
                                                           11817 Canon Boulevard,
                                                           Suite 502, Newport News,
                                                           Virginia 23606, a
                                                           financial services firm

Thos. E. Capps                 Chairman,                   Chairman,
                               President and               President and
                               CEO of                      CEO of Resources
                               Resources

Thos. N. Chewning              Executive                   President and CEO of Energy
                               Vice President

Thos. F. Farrell, II           Senior Vice                 Senior Vice
                               President of                President of
                               Corporate                   Corporate Affairs
                               Affairs and                 General Counsel of
                               General Counsel             Resources

William C. Hall, Jr.           Assistant Vice              Assistant Vice
                               President                   President of
                               Corporate                   Corporate Communications
                               Communications              of Resources

CUSIP No.00753U102                                           Page 18 of 19 Pages

                                                           Principal Occupation
         Name                  Title                           or Employment
         ----                  -----                       ---------------------

David L. Heavenridge           Executive                   President and CEO
                               Vice President              of Capital

Donald T. Herrick              Vice President              Vice President of Resources

Karen E. Hunter                Assistant Vice              Assistant Vice President -
                               President -                 Financial Planning
                               Financial                   of Resources
                               Planning

Benjamin J. Lambert,           Director                    Optometrist
III                                                        904 North First Street
                                                           Richmond, VA 23219

Richard L.                     Director                    Former President and
Leatherwood                                                Chief Executive Officer
                                                           CSX Equipment
                                                           3805 Greenway
                                                           Baltimore, MD 21218

Harvey L. Lindsay,             Director                    Chairman and Chief
Jr.                                                        Executive Officer
                                                           Harvey Lindsay Commercial
                                                           Real Estate
                                                           Dominiom Tower, Suite 1400
                                                           999 Waterside Drive
                                                           Norfolk, VA 23510

Kenneth A. Randall             Director                    Corporate Director of
                                                           various public companies
                                                           6 Whittaker's Mill
                                                           Williamsburg, VA 23185

Linwood R. Robertson           Executive                   Executive Vice President,
                               Vice President,             CFO and Treasurer of
                               CFO and                     Resources
                               Treasurer

William T. Roos                Director                    Retired
                                                           President
                                                           Penn Luggage, Inc.
                                                           2820 Build America Drive
                                                           Hampton, VA 23666

CUSIP No.00753U102                                           Page 19 of 19 Pages

                                                               Principal Occupation
         Name                  Title                               or Employment
         ----                  -----                           ---------------------

Frank S. Royal                 Director                       Physician
                                                              East End Medical Building
                                                              1122 North 25th Street,
                                                              Suite A
                                                              Richmond, VA 23223

Judith B. Sack                 Director                       Senior Advisor
                                                              Morgan Stanley & Co., Inc.
                                                              1585 Broadway
                                                              14th Floor
                                                              New York, New York 10036

S. Dallas Simmons              Director                       President
                                                              Virginia Union University
                                                              1500 North Lombardy Street
                                                              Richmond, VA 23220

Robert H. Spilman              Director                       Chief Executive Officer
                                                              Chairman of the Board
                                                              Bassett Furniture
                                                              Industries, Inc.
                                                              245 Main Street
                                                              P.O. Box 626
                                                              Bassett, VA 24055

James L. Trueheart             VP and                         Vice President and
                               Controller                     Controller of Resources

Patricia A. Wilkerson          Corporate                      Corporate Secretary of
                               Secretary                      of Resources

Fred G. Wood, III              Assistant VP -                 Assistant Vice President -
                               Investor                       Investor Relations of
                               Relations                      Resources


         The business address of Messrs. Capps, Robertson, Heavenridge, Herrick, Chewning, Trueheart, Hall, Wilkerson, Wood, Robertson and Farrell is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of the remaining executive officers and directors of Resources are set forth under "Principal Occupation or Employment" above.